Shanda Games Limited
No. 1 Office Building, No. 690 Bibo Road
Pudong New Area, Shanghai 201203
The People’s Republic of China

July 13, 2015

Via E-mail

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shanda Games Amendment No. 1 to Schedule 13E-3 Filed June 11, 2015 SEC File No. 005-85045

Dear Ms. Chalk:

This letter is submitted by Shanda Games Limited (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to Schedule 13E-3, File No. 005-85045, filed on June 11, 2015 (as amended, the “Schedule 13E-3” or the “Filing”), as set forth in your letter to the Company dated June 23, 2015. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the response. Please note that all references to page numbers in the responses are references to Amendment No. 2 or the page numbers in the revised proxy statement attached as Exhibit (a)(1) to Amendment No. 2 (the “Revised Proxy Statement”).

To the extent any response relates to information concerning Yingfeng Zhang, Capitalhold Limited, Capitalcorp Limited, Ningxia Yilida Capital Investment Limited Partnership, Yili Shengda Investment Holdings (Hong Kong) Company Limited, Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership), Ningxia Zhongyincashmere International Group Co., Ltd., Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, Zhongrong Investment Holdings (Hong Kong) Co., Ltd., Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership), Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership), Shanghai Yingfeng Investment Management Company Limited, Orient Hongtai (Hong Kong) Limited, Shaolin Liang, Orient Hongzhi (Hong Kong) Limited, Hao Ding International Limited and Zhong Rong International Trust Co., Ltd., such response is included in this letter based on information provided to us by such other persons or their respective representatives.

Christina Chalk
U.S. Securities and Exchange Commission
July 13, 2015

Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Revised Proxy Statement.

Schedule 13E-3/A

1.	We note your response to comment 4 in our prior comment letter dated June 4, 2015. We note that Mr. Lijun Lin ceased to be the chief executive officer of CUAM as of April 16, 2015; however, it is unclear from your response whether Mr. Lin is otherwise affiliated with CUAM, whether through equity ownership or otherwise. Please clarify. Further, we do not understand your assertion that “CUAM’s affiliation with Orient Hongtai and Orient Hongzhi, each of which is a member of the Buyer Group, was unrelated to the Transactions.” Please expand your response to address any current affiliation between Mr. Lijun Lin and any filing person, including but not limited to Orient Hongtai and Orient Hongzhi.

In response to the Staff’s comments, Orient Hongtai and Orient Hongzhi further clarify that, (i) Mr. Lin is not affiliated with CUAM, whether through equity ownership or otherwise, (ii) other than serving as an independent director (and not as a member of the management) of the Company, Mr. Lin is not affiliated with and does not hold any position in any filing person, and (iii) CUAM has not been involved in the Transactions in any manner, notwithstanding that it is under the control of Orient Securities, an entity which formerly controlled Orient Hongtai and Orient Hongzhi. Each of Orient Hongtai and Orient Hongzhi is a member of the Buyer Group.

Orient Hongtai and Orient Hongzhi also note that 100% beneficial ownership of Oriental Hongtai and Orient Hongzhi was transferred to parties unaffiliated with Orient Securities on June 30, 2015, as disclosed on pages 30 and 31 of the Revised Proxy Statement. As a result of the transfer, Orient Securities ceased to be the beneficial owner of any Class A ordinary shares held by Orient Hongtai or Orient Hongzhi.

Based on the relevant facts and analysis discussed in the Company’s response letter filed on June 11, 2015 and this letter, the Buyer Group continues to believe that Mr. Lin is not “an affiliate engaged in” the Transactions and therefore he should not be included as a filer on the Schedule 13E-3.

Christina Chalk
U.S. Securities and Exchange Commission
July 13, 2015

2.	Refer to comment 8 in our prior comment letter and your response. Your response and amended disclosures on pages 11 and 61 of the proxy statement does not address the part of the comment asking about the potential impact of Kilometre’s claims (if they are successful) on the proposed merger. In addition, revise the disclosure to discuss the possible timing (to the extent known) of a decision on Kilometre’s court action, particularly as to the claims to be heard on July 8, 2015.

By way of update, on June 9, 2015, the Grand Court of Cayman Islands granted an injunction restraining Kilometre from representing a winding-up petition against the Company based upon the statutory demand or any other statutory demand in relation to the same claim. On the same day, the Company issued an originating summons from the Grand Court of Cayman Islands seeking to set aside the statutory demand. The originating summons will be heard on July 22, 2015. Further, on July 8, 2015, a Hong Kong High Court Judge dismissed Kilometre’s summary judgment application and granted the Company unconditional leave to defend Kilometre’s claims.

It is currently uncertain when the courts in the Cayman Islands may issue decisions on the statutory demand issued by Kilometre. The timing of issuance of any decision is a matter determined by the Judge hearing the dispute. However, we presently consider it unlikely that this would impact the consummation of the Merger.

The effect of the dismissal of the summary judgment application in the Hong Kong High Court, subject to any appeal, is that Kilometre's claim will now follow the usual litigation procedure. It can typically take 18-24 months to proceed to trial in Hong Kong. There is, at present, no scheduled hearing or further judgment expected from the Hong Kong Courts.

The Company intends to vigorously defend itself against all legal actions taken by Kilometre on the merits. If the Merger is completed prior to the resolutions of the disputes between the Company and Kilometre, then pursuant to the Merger Agreement and the effects of the Merger, the Surviving Corporation will become party to such unresolved disputes and succeed to and assume all of the Company’s rights and obligations with respect thereto.

In response to the Staff’s comment and recent developments, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on pages 12 and 64 of the Revised Proxy Statement.

3.	Refer to comment 9 in our prior letter and your response. We are unable to locate the documents you say you provided in response to that comment. Please advise.

With apologies for the inadvertent omission of these documents, we have provided copies of the following documents to you under separate cover:

•	Writ of Summons

•	Amended Statement of Claim

Christina Chalk
U.S. Securities and Exchange Commission
July 13, 2015

•	Amended Defense and Counterclaim

•	Summons in relation to Kilometre’s summary judgment application

Special Factors – Background of the Merger, page 19

4.	Refer to comment 10 in our prior comment letter and your response. We note the disclosure in this section on page 19 that Kilometre was engaged by the Company to advise it on and to help it execute “possible strategic alternatives… including change of control transactions…” In this capacity, Kilometre contacted and introduced the Company to several entities regarding a potential going private transaction. Around this time (January 2014), the Buyer Group submitted its Proposal to the Board; we understand that Kilometre was retained by the Company through August 2014 which would include the time period when this going private merger was proposed and negotiated. We continue to believe that Kilometre may be an outside party within the meaning of Item 1015 of Regulation M-A. Any written or oral reports relating to the going private transaction provided by such a party should be summarized in the disclosure document. See Item 1015(a) of Reg. M-A.

As indicated in our letter dated June 11, 2015, Kilometre was engaged to introduce and facilitate communications with parties which may be potentially interested in a transaction involving the Company. We further advise the Staff that Kilometre did not provide any written report, opinion or appraisal and only provided oral advice in connection with communications with potentially interested parties. In response to the Staff’s comment, the Schedule 13E-3 has been revised to add summaries of the oral advice provided by Kilometre. Please refer to the updated disclosure on page 20 of the Revised Proxy Statement.

5.	We note your response to prior comment 11 and the revised disclosure on page 20 regarding the authority designated to the Special Committee. In the appropriate part of the disclosure document, address specifically why the Special Committee and the Company rejected the option of remaining independent in favor of this proposed going-private merger.

In response to the prior comment 11, several factors that the Special Committee and the Board considered in determining on April 3, 2015 that it was appropriate for the Company to undertake the Transactions were added to Amendment No. 1. In particular, disclosure was added in respect of why the Special Committee and the Company decided not to adopt the option of remaining independent on Page 37 of the Revised Proxy Statement.

Christina Chalk
U.S. Securities and Exchange Commission
July 13, 2015

6.	An April 2015 press report states that investors were solicited to purchase shares in a trust to invest in filer Ningxia Zhongyincashmere International Group Co. Ltd. (“Ningxia”) to fund its November 2014 purchase of shares in Shanda. However, Ningxia’s Schedule 13D dated December 5, 2014 lists the source of those funds as a bank loan from the Bank of China. Please revise here (and in the Schedule 13D if appropriate) to address the source of funds to be provided by members of the Buyers Group.

In response to the Staff’s comments, the Buyer Group clarifies as follows:

•	Zhongrong Shengda obtained the funds it used to purchase from Shanda SDG 48,759,187 Class B ordinary shares of the Company on November 25, 2014 through a loan (the “BOC Loan”) from Bank of China Ltd., Macau Branch (“BOC Macau”). As a prerequisite for BOC Macau to enter into the BOC Loan, the borrower or its affiliates were required to provide BOC Macau’s affiliates in Mainland China with RMB1.55 billion as collateral. On November 24, 2014, Zhongrong Equity, an affiliate of Zhongrong Shengda, provided Bank of China Ltd., Ningxia Branch, an affiliate of BOC Macau, with RMB1.55 billion as collateral for the BOC Loan.

•	Zhongrong Equity is a PRC limited partnership, of which the general partner is Ningxia and one of the limited partners is Zhong Rong International Trust Co., Ltd. (“ZRIT”), a financial institution organized under PRC law that is not related to Ningxia. (A different Chinese character for “Rong” is used in ZRIT’s name from the one used in Zhongrong Shengda’s or Zhongrong Equity’s.) On November 24, 2014, ZRIT entered into two limited partnership interest subscription agreements with Zhongrong Equity, pursuant to which ZRIT subscribed for limited partnership interests in Zhongrong Equity in the amounts of RMB300 million and RMB700 million as a limited partner of Zhongrong Equity. Such amounts were used by Zhongrong Equity as a portion of the funds it provided to Bank of China Ltd., Ningxia Branch as collateral for the BOC Loan.

•	On April 12, 2015, ZRIT launched two trust products (the “ZRIT Products”) that described the use of proceeds as investing in Zhongrong Equity and ultimately acquiring Class B ordinary shares of the Company. As Zhongrong Shengda’s acquisition of Class B ordinary shares was completed on November 25, 2014, the Buyer Group believes such description made by the ZRIT Products is inaccurate. According to ZRIT, the ZRIT Products were launched by ZRIT solely for its own purpose of refinancing and were withdrawn by ZRIT on April 17, 2015.

With the foregoing clarification, the Buyer Group believes the disclosure made in Ningxia’s Schedule 13D remains accurate.

Christina Chalk
U.S. Securities and Exchange Commission
July 13, 2015

7.	Refer to page 26 and the revised disclosure about the Shanda SDG Sale. Expand to provide additional disclosure about Mr. Zhang’s role in approving or participating in the November 2014 sale between SDG and Yili Shengda Investment Holdings (Hong Kong) Company Ltd. Mr. Zhang was affiliated with both entities, as well as with the Company, and the sale of Class B shares was made at a price of $5.127 per share, after which Yili Shengda joined the Buyers Group.

The Buyer Group submits that Mr. Zhang’s involvement in Shanda SDG’s sale of 48,759,187 Class B ordinary shares of the Company to Yili Shengda (the “Yili Shengda Purchase”) and related chronology are as follows:

•	After the exclusivity period under the First Consortium Agreement expired on October 27, 2014, Shanda Interactive and Ningxia entered into a letter agreement on October 28, 2014 to exclusively pursue the Proposed Transaction. Coincidently on the same day, Mr. Xiangdong Zhang stepped down as chief executive officer of the Company and Mr. Zhang was appointed by the Board as acting chief executive officer of the Company. Such appointment was not related to the execution of the letter agreement by and between Shanda Interactive and Ningxia.

•	On October 29, 2014, Shanda Interactive indicated to Ningxia that it would also consider quitting the Proposed Transaction if all of the Class B ordinary shares that it indirectly held through Shanda SDG (the “SDG Shares”) could be sold at a premium for the super voting power carried by SDG Shares. Ningxia then proposed to acquire all the SDG Shares.

•	On November 3, 2014, Shanda Interactive rejected Ningxia’s proposal, because if all the SDG Shares were sold to a single party, the transaction would result in a change of control of the Company, which could trigger an anti-monopoly review by the PRC government. Thereafter, Ningxia contacted Mr. Zhang to explore the possibility of Mr. Zhang joining the acquisition of the SDG Shares in a manner such that neither Ningxia nor Mr. Zhang would control the Company after the acquisition. As Mr. Zhang was interested in Ningxia’s proposal, he immediately established Yili Shengda and Ningxia Yilida in contemplation of the possibility of pursuing the purchase of half of the SDG Shares. Yili Shengda is directly and wholly owned by Ningxia Yilida, a PRC limited partnership, of which the general partner is Shanghai Yingfeng, a PRC company directly and wholly owned by Mr. Zhang.

•	On November 7, 2014, Mr. Zhang confirmed with representatives of Ningxia his intention to purchase half of the SDG Shares and jointly undertake the Proposed Transaction with Ningxia. Subsequently, Mr. Zhang and representatives of Ningxia and Shanda Interactive discussed the potential sales of the SDG Shares to affiliates of Mr. Zhang and Ningxia, respectively.

Christina Chalk
U.S. Securities and Exchange Commission
July 13, 2015

•	On November 22, 2014, Shanda Interactive sent to Yili Shengda a draft share purchase agreement in respect of the Yili Shengda Purchase, the final version of which was signed by Yili Shengda and Shanda SDG on November 25, 2014. On the same day, the Yili Shengda Purchase was completed.

In response to the Staff’s comments, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on pages 26 and 27 of the Revised Proxy Statement.

8.	News reports indicate that Alibaba expressed an interest in investing in the Company in February 2014. Indicate if this is true (and if so, include disclosure in the document), and explain, how it was considered by the filing persons in approving the proposed merger.

Neither the Special Committee nor the Board or the senior management of the Company was contacted by Alibaba with respect to a possible business consolidation. The Special Committee investigated the news reports about Alibaba’s interest in the Company and identified no credible basis for such reports. Therefore, such reports were not considered by the Special Committee or the Board in approving the proposed merger.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 29

9.	In transactions that occurred in April and September 2014, Shanda SDG Investment Ltd. (“SDG”), converted its shares in the Company from Class B into Class A before sales to various investors. However, in a sale in November 2014, Class B shares were not similarly converted, but a higher price per share than the merger price ($5.127 per share versus $3.55 per share) was paid. Revise to address how the filing persons including the members of the Buyers Group considered these higher prices when assessing the fairness of the currently-proposed merger. Why were shares converted in earlier sales but not later ones?

The Buyer Group submits that, according to Shanda Interactive, as Shanda Interactive wanted to retain control of the Company after the sales by SDG in May 2014 to Perfect World and in September 2014 to affiliates of Ningxia, Orient Securities and Haitong Securities, it decided to convert the 282,609,350 Class B ordinary shares undelying such sales into Class A ordinary shares, so as to retain controlling voting power in the Company. In contrast, Shanda Interactive’s sale of its remaining 97,518,374 Class B ordinary shares indirectly held through SDG to affiliates of Mr. Zhang and Ningxia in November 2014 (the “Class B Sales”) resulted in the exit of Shanda Interactive from the Company. Therefore, Shanda Interactive decided to sell these remaining shares in the form of Class B ordinary shares, which have supervoting power, at a higher price reflecting a control premium.

Christina Chalk
U.S. Securities and Exchange Commission
July 13, 2015

Given that each Class A ordinary share is entitled to one vote and is not convertible into any Class B ordinary share while each Class B ordinary share is entitled to 10 votes and is convertible at any time into one Class A ordinary share at the election of its holder, the Buyer Group believes that a control premium was paid in the Class B Sales. As such, the price paid in the Class B Sales was not directly comparable to the merger consideration and therefore was not considered by the Buyer Group in considering the fairness of the Merger. The price of US$5.13 per Class B ordinary share in the Class B Sale was the result of arm’s length negotiation between Shanda Interactive, on the one hand, and Ningxia and Mr. Zhang, on the other hand. The price of US$3.55 per Class A ordinary share in the Merger was the result of arm’s length negotiation between the Special Committee, on the one hand, and the Buyer Group, on the other hand.

During its evaluation of the Transactions, the Special Committee noted that the price of US$5.13 per share paid by Yili Shengda and Zhongrong Shengda for the Class B ordinary shares in the Class B Sales exceeded the proposed merger consideration of US$3.55 per Share or US$7.10 per ADS and discussed with Merrill Lynch whether the price paid in the Class B Sales reflected a control premium and, if so, whether it would affect the valuation of the Company or the fairness of the consideration to be paid by the Buyer Group to the Unaffiliated Holders in the Proposed Transaction. After discussing with Merrill Lynch, the Special Committee acknowledged that the Class B ordinary shares underlying the Class B Sales represented the voting rights of the Company that would enable the two buyers to collectively control the Company and individually block any potential competing transaction to the Merger, and therefore the price of US$5.13 per share was not comparable to the merger consideration for Class A ordinary shares.

In response to the Staff’s comments, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on pages 24, 25, 28 and 40 of the Revised Proxy Statement.

Subsequent to the recommendations of the Board and Special Committee on April 3, 2015, 230,990,798 Class A ordinary shares were indirectly purchased for RMB6,374,000,000 (approximately US$1,026,218,970 or US$4.44 per Class A ordinary share) in privately negotiated transactions that closed on June 30, 2015. The Special Committee is currently in the process of evaluating whether these transactions would have any impact on its recommendation. Please refer to the updated disclosure on pages 30 and 31 of the Revised Proxy Statement.

Christina Chalk
U.S. Securities and Exchange Commission
July 13, 2015

Plan for the Company after the Merger, page 51

10.	Expand to specifically address whether the filing persons are considering a re-listing of the Company’s shares on a Chinese exchange, which could involve a restructuring of its assets and significant revisions to its corporate structure. We note an April 2015 press report citing the Company’s plans for a “back door listing” of A Shares on a Chinese exchange. The filing persons’ plans in this regard should be specifically addressed in the disclosure document. See Item 1006(c) of Regulation M-A (including the Instruction to that provision).

The Buyer Group has been evaluating and will continue to evaluate the entire business of the Company in contemplation of any potential plans in the best interests of the Surviving Corporation and its shareholders. Subject to market conditions and the ability of the Buyer Group and the Surviving Corporation to obtain requisite regulatory approvals, the Buyer Group may consider potentially relisting the Surviving Corporation or a substantial part of its business on an internationally recognized stock exchange in Mainland China. However, given the volatility of China’s A-share market and, more importantly, the complexity and uncertainty of the A-share listing approval process as set forth in the paragraph below, the Buyer Group has not formulated any definitive plan with respect to any relisting and its evaluation of such relisting may take significant time and may not, in the end, lead to any concrete transaction involving the Surviving Corporation.

In the event the Buyer Group definitively elects to relist the Surviving Corporation on an internationally recognized stock exchange in Mainland China, the Buyer Group and the Surviving Corporation will face a number of uncertainties and potential hurdles. For example,

•	to effect an A-share listing in China, prior approval of the China Securities Regulatory Commission (“CSRC”) is required; such approval is subject to a high degree of uncertainty, particularly given the indication by the CSRC in a press release on July 3, 2015, that, the total number of listings through initial public offering to be approved by the CSRC will be reduced in response to the recent tumble of the A-share market (the period for the reduction was not specified in the press release);

•	the CSRC and the relevant stock exchanges would likely require the Surviving Corporation to engage in extensive restructuring prior to any relisting, and the cost imposed by such restructuring could be substantial, rendering it economically unviable for the Surviving Corporation to continue to seek a public listing on such an exchange; and

•	the negotiations involved in a public listing and related restructuring are highly time consuming and complicated, involving multiple parties, such as other investors and shareholders, whose interests are not always aligned.

Christina Chalk
U.S. Securities and Exchange Commission
July 13, 2015

The above factors, together with the volatility of the A-share market in the PRC, make it premature for the Buyer Group to state with any degree of certainty whether the Surviving Corporation will in fact pursue relisting after the closing of the Transactions.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on page 54 of the Revised Proxy Statement.

*            *            *

Christina Chalk
U.S. Securities and Exchange Commission
July 13, 2015

Please note that Amendment No. 2 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 2; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of the filing persons other than the Company.

The Company appreciates the Staff’s attention to the review of the Filing. Please do not hesitate to contact the undersigned or Miranda So of Davis Polk & Wardwell, counsel to the Company, at +852-2533-3373, if you have any questions regarding Amendment No. 2 or this letter.

Sincerely,

Shanda Games Limited

By:	/s/ Li Yao
Chief Financial Officer
Shanda Games Limited

cc:	Robert Chu, Esq. (Sullivan & Cromwell)
Chun Wei, Esq. (Sullivan & Cromwell)
Miranda So, Esq. (Davis Polk & Wardwell)
Zhan Chen, Esq. (Wilson Sonsini Goodrich & Rosati, P.C.)

Exhibit A

ACKNOWLEDGMENT

In response to the comments of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated July 13, 2015, with respect to Amendment No. 1 to Schedule 13E-3, File No. 005-85045 (as amended, the “Schedule 13E-3”) filed on June 11, 2015 by Shanda Games Limited and the other filing persons named therein (such other filing persons, the “Filing Persons”), the undersigned hereby acknowledge that in connection with Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”), which is filed concurrently with the submission of this acknowledgment, as well as any subsequent amendment to Amendment No. 2 filed with the SEC:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 2; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated as of July 13, 2015

[Signature pages follow]

YINGFENG ZHANG

/s/ Yingfeng Zhang
Name: Yingfeng Zhang

CAPITALHOLD LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

CAPITALCORP LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

NINGXIA YILIDA CAPITAL INVESTMENT LIMITED PARTNERSHIP
By Shanghai Yingfeng Investment Management Company Limited, its general partner

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

YILI SHENGDA INVESTMENT HOLDINGS (HONG KONG) COMPANY LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

[Signature page to the acknowledgment]

NINGXIA ZHENGJUN EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP)
By Shanghai Yingfeng Investment Management Company Limited, its general partner

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

NINGXIA ZHONGYINCASHMERE INTERNATIONAL GROUP CO., LTD.

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

ZHONGRONG SHENGDA INVESTMENT HOLDINGS (HONG KONG) COMPANY LIMITED

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Director

ZHONGRONG INVESTMENT HOLDINGS (HONG KONG) CO., LTD.

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Director

[Signature page to the acknowledgment]

NINGXIA SILKROAD EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP)
By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

NINGXIA ZHONGRONG LEGEND EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP)
By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

SHANGHAI YINGFENG INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

SHAOLIN LIANG

/s/ Shaolin Liang
Name: Shaolin Liang

ORIENT HONGTAI (HONG KONG) LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

[Signature page to the acknowledgment]

ORIENT HONGZHI (HONG KONG) LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

HAO DING INTERNATIONAL LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

TONSUNG HOLDINGS LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

LIHUA INVESTMENT CENTER (SHANGHAI) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Authorized Representative

HUASUNG HOLDINGS LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

LITIAN INVESTMENT CENTER (SHANGHAI) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Authorized Representative

[Signature page to the acknowledgment]

SHANGHAI HAI SHENG TONG INVESTMENT CO., LTD.

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

LIHAI INVESTMENT CENTER (SHANGHAI) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Authorized Representative

LIYOU INVESTMENT MANAGEMENT (SHANGHAI) COMPANY LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

ZHEJIANG HUATONG HOLDING GROUP COMPANY LIMITED

By:	/s/ Miaotong Wang
Name: Miaotong Wang
Title: Chairman

MIAOTONG WANG

/s/ Miaotong Wang
Name: Miaotong Wang

HENG SHAO

/s/ Heng Shao
Name: Heng Shao

[Signature page to the acknowledgment]

JI WANG

/s/ Ji Wang
Name: Ji Wang

[Signature page to the acknowledgment]